Exhibit (a)(5)(A)
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated June 30, 2008 and the related Letter of Transmittal, and is being made to holders of Ordinary Shares. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the tender of Ordinary Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Ordinary Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Ordinary Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager, Greenhill & Co., LLC, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Ordinary Shares
of
TARO PHARMACEUTICAL INDUSTRIES LTD.
at
$7.75 NET PER SHARE
by
ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.
     Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), an Indian company, is offering to purchase all outstanding and issued Ordinary Shares, nominal (par) value NIS 0.0001 per share (“Ordinary Shares”), of Taro Pharmaceutical Industries Ltd. (the “Company”), an Israeli corporation, for $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
MONDAY, JULY 28, 2008, UNLESS THE OFFER IS EXTENDED.
THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS,
(I)	TARO DEVELOPMENT CORPORATION (“TDC”), BARRIE LEVITT, M.D., DANIEL MOROS, M.D., JACOB LEVITT, M.D., AND TAL LEVITT HAVING, PRIOR TO THE EXPIRATION OF THE INITIAL OFFERING PERIOD, EITHER (A) FULLY PERFORMED THEIR OBLIGATIONS UNDER AN EXISTING OPTION AGREEMENT, DATED MAY 18, 2007, AMONG PURCHASER, DR. BARRIE LEVITT, DR. DANIEL MOROS, DR. JACOB LEVITT, MS. TAL LEVITT AND TDC (THE “OPTION AGREEMENT”), OR (B) TAKEN ALL ACTIONS NECESSARY TO PERFORM SUCH OBLIGATIONS CONTEMPORANEOUSLY WITH THE EXPIRATION OF THE OFFER;

(II)	THERE NOT BEING ANY ORDER OF A COURT OF COMPETENT JURISDICTION PROHIBITING PURCHASER FROM CLOSING THE OFFER OR REQUIRING PURCHASER TO CONDUCT A “SPECIAL TENDER OFFER” UNDER THE ISRAELI COMPANIES LAW;

(III)	ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED PRIOR TO THE EXPIRATION OF THE INITIAL OFFERING PERIOD; AND

(IV)	RECEIPT OF APPROVAL FROM THE ISRAEL LAND ADMINISTRATION OF PURCHASER’S ACQUISITION OF CONTROL OF THE COMPANY PRIOR TO THE EXPIRATION OF THE INITIAL OFFERING PERIOD.
     THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THE OFFER TO PURCHASE. SEE SECTION 14 OF THE OFFER TO PURCHASE, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.
     THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR THE APPROVAL OF THE BOARD OF DIRECTORS OF THE COMPANY.
     Purchaser reserves the right to amend the Offer at any time to comply with the “special tender offer” rules under the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), or to take such other actions as necessary to ensure that the “special tender offer” rules are inapplicable.

     Purchaser is conducting the Offer to comply with the terms of the Option Agreement and to acquire, pursuant to the Option Agreement, (i) TDC, pursuant to a merger of a subsidiary of Sun with and into TDC, for consideration of approximately $18.1 million, (ii) 2,405,925 Ordinary Shares owned by Dr. Barrie Levitt, Dr. Daniel Moros and Ms. Tal Levitt for $7.75 per Ordinary Share, and (iii) all Class B Common Stock of Morley and Company, Inc., a New York company controlled by Dr. Barrie Levitt (“Morley”) held by Dr. Barrie Levitt for no consideration. All Founders’ Shares of the Company (“Founders’ Shares”) are owned indirectly by TDC and Dr. Barrie Levitt through Morley. The Option Agreement requires Purchaser to commence the Offer at $7.75 per Ordinary Share. Purchaser’s efforts to consummate a previously-agreed merger transaction with the Company have been rebuffed by the Company and have been unsuccessful. On May 28, 2008, the Company purported to terminate the existing Agreement of Merger, dated as of May 18, 2007, among Purchaser, Aditya Acquisition Company Ltd., an Israeli company and a direct wholly-owned subsidiary of Purchaser, and the Company (the “Existing Merger Agreement”), a step which Purchaser believes the Company had no right to take, and which Purchaser has challenged in the Supreme Court of the State of New York.
     For purposes of the Offer (including during any Subsequent Offering Period (as defined below)), Purchaser will be deemed to have accepted for payment Ordinary Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to Computershare (the “Depositary”) of Purchaser’s acceptance for payment of such Ordinary Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Ordinary Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Ordinary Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Ordinary Shares be paid, regardless of any delay in making such payment. In all cases (including during any Subsequent Offering Period (as defined below)), Purchaser will pay for Ordinary Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Ordinary Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Ordinary Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedure set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.
     Shareholders will have until 12:00 midnight, New York City time, on Monday, July 28, 2008 (as may be extended by Purchaser as described below), to decide whether to tender their Ordinary Shares in the Offer. The period from the commencement of the Offer until Monday, July 28, 2008 (as may be extended by Purchaser) is referred to as the “Initial Offering Period”. Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Offer to Purchase), without the consent of the Company, but subject to applicable law, to extend the period of time during which the Initial Offering Period remains open. Purchaser may extend the Offer if the conditions to the Offer have not been satisfied or, to the extent permitted by applicable law, waived by Purchaser. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Ordinary Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such shareholder’s Ordinary Shares. In addition, Purchaser may extend the Offer for a subsequent offering period of not less than three business days nor more than 20 business days (“Subsequent Offering Period”). Shareholders will not have withdrawal rights during any Subsequent Offering Period.
     Ordinary Shares may be withdrawn at any time prior to 12:00 midnight, New York City time, on Monday, July 28, 2008 (or the latest time and date on which the Offer, if extended by Purchaser, shall expire). For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Ordinary Shares to be withdrawn, the number of Ordinary Shares to be withdrawn and the name of the registered holder of such Ordinary Shares, if different from that of the person who tendered such Ordinary Shares. If Share Certificates evidencing Ordinary Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Ordinary Shares have been tendered for the account of an Eligible Institution. If Ordinary Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Ordinary Shares. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.
     Subject to the limited exceptions set out in the Offer, all Ordinary Shares accepted for payment by Purchaser in the Offer will immediately be transferred by the Depositary to the trustee of an irrevocable trust governed by Israeli law (the “Trust”). 2,590 out of the 2,600 Founders’ Shares subject to the Option Agreement will also be delivered to the Trust simultaneously with expiration of the Offer and consummation of the Option Agreement. The remaining 10 Founders’ Shares will be retained by Purchaser and not be placed in the Trust.
     Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission and to Israeli law, Purchaser also expressly reserves the right to increase the price per Ordinary Share payable in the Offer and to make any other changes in the terms and conditions of the Offer.
     The Israeli Companies Law provides that, if, following consummation of a tender offer, a purchaser and its affiliates would beneficially own more than 90% but not more than 95% of the total number of outstanding shares of any class or the total number of outstanding shares of the target company, the purchaser would only be permitted to purchase the number of shares, on a pro rata basis based on the total number of shares tendered in the offer, that would result in the purchaser and its affiliates beneficially owning a maximum of 90% of the total number of outstanding shares of such class or of the total number of outstanding shares. Purchaser has been advised that this rule is not relevant to the Offer because Purchaser has created the Trust to ensure that Purchaser and its affiliates will not acquire beneficial ownership of a number of Ordinary Shares that would require proration. However, if a court of competent jurisdiction were to find that this rule is applicable to the Offer, Purchaser would be required to prorate the number of Ordinary Shares purchased pursuant to the Offer.
     The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     Purchaser will make a request to the Company for the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Ordinary Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Ordinary Shares whose names appear on the Company’s shareholder lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Ordinary Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.
     Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser’s expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent, the Dealer Manager and the Depositary) for soliciting tenders of Ordinary Shares pursuant to the Offer.
The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com
The Dealer Manager for the Offer is:
Greenhill & Co., LLC
300 Park Avenue
New York, NY 10022
(888) 504-7336
June 30, 2008